NEWS RELEASE
October 7, 2008
Symbol: Canada TSX.V TVC
Frankfurt TGP

Tournigan Intersects High Grade Uranium at Kuriskova

Vancouver, October 7, 2008 Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) announced today the results of two diamond drill holes at its Kuriskova deposit located in eastern Slovakia. The results continue to demonstrate the presence of high grade uranium mineralization. These two holes intersect main zone mineralization at shallower depth and confirm the continuity of Main Zone mineralization up to Fault 614 (see map).

Significant drill hole intersections include:

  LH-K-10A: 2.3 metres at 0.458 % eU308 (including 0.6 m @1.109 % eU308)
  LH-K-12A: 2.7 metres at 0.577 % eU308 (including 0.5m @ 1.132 % eU308)

The two infill drill holes at Kuriskova were drilled within the Main Zone and intersected high grade mineralization at depths between 276 metres and 294 metres. The holes announced today were drilled after the previously disclosed drill results released on September 10, 2008. With these results Tournigan has completed ten infill holes totaling 4,687 metres of drilling since May 2008. Results from the downhole radiometric logging are as follows:

Kuriskova Uranium Deposit, Slovakia
Hole	Intersection	From	To	Length	%eU3O8
		(metres)	(metres)	(metres)
LH-K-12A	I	294.2	296.9	2.7	0.577
	including	296.2	296.8	0.5	1.132

LH-K-10A	I	272.1	274.4	2.3	0.331
	II	275.9	278.2	2.3	0.458
	including	276.2	276.8	.6	1.109
	including	376.6	377.3	0.7	1.065

"Recent drilling at Kuriskova continues to demonstrate continuity of high-grade uranium mineralization in the main zone of the Kuriskova deposit, said Dorian L. (Dusty) Nicol, Tournigan's President and CEO. We remain encouraged that we will be able to upgrade significant portions of the current inferred resource to the indicated category."

A longitudinal projection showing drill locations with results can be viewed from this link: http://www.tournigan.com/i/pdf/KuriskovaVLP.pdf.

A NI 43-101 estimate, announced July 16, 2008 and prepared by SRK Consulting (U.S.) Inc., upgraded a portion of the Kuriskova deposit to the indicated category at higher grade than previously estimated. The estimate includes an indicated resource of 6.6 million pounds of U308 contained in 685,000 tonnes grading 0.435% U3O8 and an inferred resource of 30.1 million pounds of U3O8 contained in 4.56 million tonnes grading 0.299% U3O8, using a cut-off of 0.05%.

1200 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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The uranium grades referred to above are reported as equivalent uranium (eU308) as determined by downhole radiometric logging equipment. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is being provided by Ravi Sharma, Tournigan's Manager, Resources and Reserves.

Rich Eliason, Tournigan's Chief Geologist, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe and North America. The company has focused its development and obtained licenses in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

Dusty Nicol
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Cautionary Note to U.S. Investors The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as measured , indicated , and inferred resources , which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC s website at http://www.sec.gov/edgar.shtml

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com